Exhibit 99.11

The Smart Soho International Limited

(as the Chargor)

and

Chongqing Liangjiang New Area Strategic Emerging Industries Equity Investment Fund Partnership (Limited Liability Partnership)

(as the Chargee)

EQUITABLE MORTGAGE over registered shares in a Cayman Islands exempted company

WARNING THE TAKING OR SENDING BY ANY PERSON OF AN ORIGINAL OF THIS DOCUMENT INTO THE CAYMAN ISLANDS MAY GIVE RISE TO THE IMPOSITION OF CAYMAN ISLANDS STAMP DUTY

Content

THIS MORTGAGE is dated 29 April, 2016 and is made as a deed

BETWEEN

1	The Smart Soho International Limited, an exempted company incorporated under the laws of the Cayman Islands whose registered office is at PO Box 309, Ugland House, Grand Cayman, KY1-1104, Cayman Islands (the Chargor); and
2	Chongqing Liangjiang New Area Strategic Emerging Industries Equity Investment Fund Partnership (Limited Liability Partnership) , a partnership incorporated and existing under the laws of the People’s Republic of China with its registered address at No. 19, Yinglong Road, Longxing Township, Yubei, Chongqing(the Chargee).

BACKGROUND

A	The Chargee, the Chargor, Shanghai Phicomm Communication Co., Ltd. (Phicomm Shanghai) and Phicomm Technology (Hong Kong) Co., Limited (Phicomm HK) have entered into the Capital Increase and Share Subscription Agreement (the Capital Increase Agreement), pursuant to which the Chargee and Phicomm HK shall respectively contribute USD $28,175,836.80 and USD$42,263,755.20 as additional capital injection into the Chargor, which shall make the Chargee and Phicomm HK the shareholders, respectively holding 40% and 60% of the Chargor, and the additional capital injection shall be used to purchase 11,739,932 shares of UTStarcom Holdings Corp. The Chargee has fully fulfilled its capital contribution obligation in accordance with the Capital Increase Agreement, while neither had Phicomm HK fully fulfilled its capital contribution obligation on time, nor had the Chargor fully completed its purchase of the relevant shares of UTSarcom Holdings Corp., in each case on time in accordance with the Capital Increase Agreement. Therefore, the Chargee, the Chargor, Phicomm Shanghai and Phicomm HK entered into a supplemental agreement to the Capital Increase Agreement on 29 April, 2016 (the Supplemental Agreement).
B	In consideration for the Chargee entering into the Supplemental Agreement, pursuant to which Phicomm Shanghai, Phicomm HK and the Chargor jointly warrant that the capital contributions into the Chargor by Phicomm HK and the purchase of 11,739,932 shares of UTStarcom Holdings Corp. by the Chargor shall be completed before the deadline 30 June, 2016, and the Chargor intends to enter into this Mortgage to provide guarantee in favour of the Chargee.
C	It is intended that this document takes effect as a deed notwithstanding the fact that a party may only execute this document under hand.

IT IS AGREED as follows:

1	Interpretation
1.1	Definitions

In this Mortgage:

Company means UTStarcom Holdings Corp., an exempted company limited by shares incorporated under the laws of the Cayman Islands.

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Event of Default means a failure by Phicomm HK, Phicomm Shanghai and/or the Chargor to perform the Obligations in accordance with the Supplemental Agreement.

Mortgage means this equitable mortgage.

Obligations means the obligations of Phicomm HK, Phicomm Shanghai and/or the Chargor to complete its capital contributions into the Chargor in accordance with the Supplemental Agreement.

Obligor means Phicomm HK.

Receiver means (i) a receiver and manager or (ii) a receiver, in each case, appointed under this Mortgage.

Related Rights means the rights attached to the Shares described in Clause 2.2(b).

Security Assets means all the Shares and the Related Rights.

Secured Amount means (i) the repurchase price of the shares of the Chargor, repayment of the investment amount to the Chargor, compensation, liquidated damages, interests and penalties under the Principal Agreement and (ii) all the fees and cost (including but not limited to litigation fees, arbitration fees, guarantee fees, announcement fees, notary fees, lawyer’s fee, appraising fees, auction fees, travelling fees, postage, accommodation fees, etc.) the Chargee has or shall pay to enforce the Principal Agreement and any of the guarantee to the Principal Agreement.

Security Interest means any mortgage, pledge, lien, charge, assignment, hypothecation or other security interest, any pre-emption rights or options, hold back or flawed asset arrangements or any other agreement or arrangement having a similar effect.

Security Period means the period beginning on the date of this Mortgage and ending on the later of (i) the date on which the purchase of 11,739,932 shares of UTStarcom Holdings Corp. by the Chargor is closed, in accordance with the Capital Increase Agreement and/or the Supplemental Agreement, and (ii) Phicomm HK has completed the pledge of 60% shares in the Chargor to the Chargee in accordance with the Capital Increase Agreement.

Shares means the 5,000,000 ordinary shares of a nominal or par value of US$0.00375 each issued by the Company and owned by the Chargor on the date of this Mortgage.

Third Parties Law means The Contracts (Rights of Third Parties) Law (Revised).

The Principal Agreement means the Capital Increase Agreement and other relevant agreements (including but not limited to supplemental agreements, guarantee agreements, mortgage agreements, pledge agreements, etc.).

1.2	Construction
(a)	In this Mortgage, unless the contrary intention appears, a reference to:
(i)	a reference to any asset, unless the context otherwise requires, includes any present, future or contingent asset (including properties, revenues and rights of every description) whether tangible or intangible;
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(ii)	an authorisation includes an authorisation, consent, approval, resolution, licence, exemption, filing and registration;
(iii)	a regulation includes any regulation, rule, official directive, request or guideline (whether or not having the force of law) of any governmental body, agency, department or regulatory, self-regulatory or other authority or organisation;
(iv)	tax shall be construed so as to include any tax, fund, levy, impost, duty or other charge of a similar nature (including, without limitation, any penalty or interest payable in connection with any failure to pay or any delay in paying of the same);
(v)	a provision of law is a reference to that provision as amended or re-enacted;
(vi)	a Clause is a reference to a clause of this Mortgage;
(vii)	a person includes its successors and assigns; and
(viii)	a time of day is a reference to time in the Cayman Islands.
(b)	References to the singular include the plural, and vice versa.
(c)	The index to and headings in this Mortgage are for convenience only and are to be ignored in construing this Mortgage.
1.3	Statutes

In this Mortgage a reference to a statute or statutory instrument is, unless otherwise specified, a reference to the most recent revision of the relevant statute or statutory instrument of the Cayman Islands and includes any statutory modification or re-enactment thereof for the time being in force.

2	Creation of security
2.1	General

The security created under this Mortgage:

(a)	is created in favour of the Chargee;
(b)	is created over the Security Assets;
(c)	is security for the irrevocable payment and satisfaction in full of all the Obligations; and
(d)	is created by the Chargor as legal and beneficial owner.
2.2	Securities
(a)	The Chargor charges by way of first equitable mortgage all of its interest in all the Shares.
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(b)	The Chargor charges by way of first fixed charge all of its rights, title and interest including all benefits, present and future, actual and contingent accruing in respect of:
(i)	any dividend or interest paid or payable in relation to the Shares; and
(ii)	any right, money or property accruing or offered at any time in relation to the Shares by way of redemption, repurchase, substitution, exchange, bonus or preference, under option rights or otherwise,

(the Related Rights).

2.3	Change or amendment to the Principal Agreement

Any change or amendment to the Principal Agreement, including but not limited to the liability of breach of agreement, liability and amount of compensation and payment, the interest rate, calculation of liquidated damages, the term of the agreement, enforcement conditions, etc., and any change and amendment to the security provided hereunder accordingly due to which, shall be irrevocably approved and accepted by the Chargor.

3	Representations
3.1	Chargor Representations

The Chargor makes the following representations to the Chargee on the date of this Mortgage.

3.2	Legal and beneficial ownership

The Chargor is the sole absolute legal and beneficial owner of the Security Assets, free and clear of any rights or interests in favour of third parties except for this Mortgage. By the time of signing of this Mortgage:

(i)	There is no existing or potential litigation, arbitration or administrative procedure over the Shares;
(ii)	No mortgage, lien, pledge or any other encumbrance has been created over the Shares;
(iii)	None of the Shares has been seized, blocked, detained or judicial executed, or is subject to any coercive measures or preservative measures.
3.3	Security

This Mortgage creates a first ranking equitable mortgage over all of the Shares and a first fixed charge over the Related Rights and is not liable to be avoided or otherwise set aside on the liquidation or administration of the Chargor or otherwise.

3.4	Shares
(a)	The Shares are fully paid and non-assessable.
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(b)	The Shares represent 13.5% of the shares issued by the Company.

The Shares are freely transferable, subject to restrictions on transfer imposed by the US Securities Act of 1933, as amended, and no consents or approvals (including rights of pre-emption) are required in order to register a transfer of the Shares.

4	Covenants
4.1	Security

The Chargor agrees to charge its interest in all the Shares in accordance with Clause 2.2. The Chargor shall irrevocably provide 5,000,000 ordinary shares of the Company in favour of the Chargee as security under this Mortgage on signing of this Mortgage. The Chargor shall go through and complete relevant procedure (including but not limited to application for and registration with competent authority) to make the Chargee to be the legal chargee over the Shares before 6 May, 2016, with all the fees and charges (including but not limited to lawyer’s fee, registration fee, notary fee, announcement fee, travelling fee, postage, accommodation fee, taxation, employment fee, etc.) borne by itself. The Chargor shall not create or permit to subsist any Security Interest on any Security Asset (except for this Security).

4.2	Disposals

The Chargor shall not sell, transfer, licence, lease or otherwise dispose of any Security Asset, or do anything which may result in the reduction in value of the Security Assets.

4.3	Filings and Registrations

Without limiting the provisions of Clause 11 or any other provisions of this Mortgage, the Chargor shall, immediately after execution of this Mortgage and in any event on or before 6 May 2016, make all filings and registrations necessary in the Cayman Islands to protect and perfect the security interests created pursuant to this Mortgage.

4.4	Notice

In the events of any act which results in the value of the Security Assets being reduced, the Chargor shall immediately inform the Chargee, follow the reasonable instruction from the Chargee to prevent further reduction to the value of the Security Assets, and provide other security assets, the value of which shall be equivalent to the reduced amount of value of the Security Assets.

4.5	Provision of Information

Upon the request of the Chargee, the Chargor shall provide the articles of association, financial report and other relevant documents of the Company (insofar as the Chargor is in possession of such documents) to the Chargee at any time for supervision of the Chargor in exercising its rights as shareholders of the Company.

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5	Shares
5.1	Voting rights

Before this Security becomes enforceable, the voting rights, powers and other rights in respect of the Security Assets shall be exercised by the Chargor.

5.2	Dividends

Before this Security becomes enforceable, the Chargor shall be entitled to receive and retain all cash dividends, interest and any other monies paid to it in respect of any Security Assets.

6	When security becomes enforceable

This Security will become immediately enforceable if an Event of Default occurs and is continuing.

7	Enforcement of security
7.1	No liability as mortgagee in possession

Neither the Chargee nor any Receiver will be liable, by reason of entering into possession of a Security Asset, to account as mortgagee in possession or for any loss on realisation or for any default or omission for which a mortgagee in possession might be liable.

7.2	Protection of third parties

No person (including a purchaser) dealing with the Chargee or a Receiver or its or his agents will be concerned to enquire:

(a)	whether the Obligations have become payable;
(b)	whether any power which the Chargee or a Receiver is purporting to exercise has become exercisable or is being properly exercised;
(c)	whether any money remains due under the Supplemental Agreement; or
(d)	how any money paid to the Chargee or to that Receiver is to be applied.
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7.3	Priority in choice of guarantees

Other than the Security Interest created under this Mortgage, there may exist some other guarantees provided in favour of the Chargee to guarantee the performance of the Principal Agreement. If an Event of Default occurs, the Chargor acknowledges and agrees that the Chargee may choose to enforce any one or more than one of such guarantees, and the Chargee is not required to enforce other guarantee(s) before enforcing this Security.

7.4	Method of Enforcement

When the security hereunder is enforceable, the Chargee shall be entitled to negotiate with the Chargor on converting the Shares into money, or be entitled to be compensated by the price from the auction or sell-off the Shares.

8	Receiver
8.1	Appointment of Receiver
(a)	The Chargee may appoint any one or more persons to be a Receiver of all or any part of the Security Assets if this Security has become enforceable.
(b)	Any appointment under paragraph (a) above may be by deed, under seal or in writing under its hand.
8.2	Removal

The Chargee may remove any Receiver appointed by it and may, whenever it thinks fit, appoint a new Receiver in the place of any Receiver whose appointment may for any reason have terminated.

8.3	Agent of the Chargor
(a)	A Receiver will be deemed to be the agent of the Chargor for all purposes. The Chargor alone is responsible for the contracts, engagements, acts, omissions, defaults and losses of a Receiver and for liabilities incurred by a Receiver.
(b)	The Chargee will not incur any liability (either to the Chargor or to any other person) by reason of the appointment of a Receiver or for any other reason.
8.4	Exercise of Receiver powers by the Chargee

To the fullest extent allowed by law, any right, power or discretion conferred by this Mortgage (either expressly or impliedly) or by law on a Receiver may after this Security becomes enforceable be exercised by the Chargee in relation to any Security Asset without first appointing a Receiver and notwithstanding the appointment of a Receiver.

9	Powers of receiver
9.1	General
(a)	A Receiver has all of the rights, powers and discretions set out below in this Clause, unless the Chargee confers otherwise in writing.
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(b)	If there is more than one Receiver holding office at the same time, each Receiver may (unless the document appointing him states otherwise) exercise all of the powers conferred on a Receiver under this Mortgage individually and to the exclusion of any other Receiver.
9.2	Possession

Subject to the approval of the Chargee, a Receiver may take immediate possession of, get in and collect any Security Asset.

9.3	Employees
(a)	Subject to the approval of the Chargee, a Receiver may appoint and discharge managers, officers, agents, accountants, servants, workmen and others for the purposes of this Mortgage upon such terms as to remuneration or otherwise as he thinks fit.
(b)	Subject to the approval of the Chargee, a Receiver may discharge any person appointed by the Chargor.
9.4	Borrow money

Subject to the approval of the Chargee, a Receiver may raise and borrow money either unsecured or on the security of any Security Asset either in priority to this Security or otherwise and generally on any terms and for whatever purpose which he thinks fit.

9.5	Sale of assets
(a)	Subject to the approval of the Chargee, a Receiver may sell, exchange, convert into money and realise any Security Asset by public auction or private contract and generally in any manner and on any terms which he thinks fit.
(b)	Subject to the approval of the Chargee, the consideration for any such transaction may consist of cash, debentures or other obligations, shares, stock or other valuable consideration and any such consideration may be payable in a lump sum or by instalments spread over any period which he thinks fit.
9.6	Compromise

Subject to the approval of the Chargee, a Receiver may settle, adjust, refer to arbitration, compromise and arrange any claim, account, dispute, question or demand with or by any person who is or claims to be a creditor of the Chargor or relating in any way to any Security Asset.

9.7	Legal actions

Subject to the approval of the Chargee, a Receiver may bring, prosecute, enforce, defend and abandon any action, suit or proceedings in relation to any Security Asset which he thinks fit.

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9.8	Receipts

Subject to the approval of the Chargee, a Receiver may give a valid receipt for any moneys and execute any assurance or thing which may be proper or desirable for realising any Security Asset.

9.9	Delegation

Subject to the approval of the Chargee, a Receiver may delegate his powers in accordance with this Mortgage.

9.10	Other powers

Subject to the approval of the Chargee, a Receiver may:

(a)	do all other acts and things which he may consider desirable or necessary for realising any Security Asset or incidental or conducive to any of the rights, powers or discretions conferred on a Receiver under or by virtue of this Mortgage or law;
(b)	exercise in relation to any Security Asset all the powers, authorities and things which he would be capable of exercising if he were the absolute beneficial owner of that Security Asset; and
(c)	use the name of the Chargor for any of the above purposes.
10	Application of proceeds

Any moneys received by the Chargee or any Receiver after this Security has become enforceable shall be applied in or towards payment of or provision for all costs and expenses incurred by the Chargee or any Receiver under or in connection with this Mortgage and of all remuneration due to any Receiver under or in connection with this Mortgage and thereafter to the Chargee. Following the payment of the Secured Amount in full, the surplus (if any) will be paid to the Chargor. This Clause does not prejudice the right of the Chargee to recover any shortfall from the Chargor.

11	Further assurances
11.1	Further actions

The Chargor shall, at its own expense, take whatever action the Chargee or a Receiver may reasonably require for:

(a)	creating, perfecting or protecting any security intended to be created by this Mortgage; or
(b)	facilitating the realisation of any Security Asset, or the exercise of any right, power or discretion exercisable, by the Chargee or any Receiver or any of its delegates or sub-delegates in respect of any Security Asset.

This includes:

(i)	the execution of any transfer, conveyance, assignment or assurance of any property, whether to the Chargee or to its nominee; or
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(ii)	the giving of any notice, order or direction and the making of any registration,

which, in any such case, the Chargee may think expedient.

11.2	Principal Agreement

The Chargor undertakes to irrevocably approve and accept any change or amendment to the Principal Agreement.

12	Miscellaneous
12.1	Waivers and remedies cumulative
(a)	The rights of the Chargee under this Mortgage:
(i)	may be exercised as often as necessary;
(ii)	are cumulative and not exclusive of its rights under general law; and
(iii)	may be waived only in writing and specifically.
(b)	Delay in exercising or non-exercise of any such right is not a waiver of that right.
12.2	Transfers

No party may assign or transfer all or any part of its rights and/or obligations under this Mortgage.

12.3	Severability

If a provision of this Mortgage is or becomes illegal, invalid or unenforceable, in any jurisdiction that shall not affect:

(i)	the validity or enforceability in that jurisdiction of any other provision of this Mortgage; or
(ii)	the validity or enforceability in any other jurisdiction of that or any other provision of this Mortgage.
12.4	Amendments

This Mortgage may only be amended by an instrument in writing signed by each party to this Mortgage.

12.5	Waiver
(a)	No waiver of any right or rights arising under this Mortgage shall be effective unless such waiver is in writing and signed by the party whose rights are being waived.
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(b)	No waiver by a party of a failure by the other party to perform any provision of this Mortgage shall operate or be construed as a waiver in respect of any other failure whether of a like or different character.
12.6	Counterparts

This Mortgage may be executed in 【3】 counterparts, and this has the same effect as if the signatures on the counterparts were on a single copy of this Mortgage.

12.7	Language

All documents and notices provided or given in connection with this Mortgage shall be in English.

12.8	Payments

All payments made by the Chargor under this Mortgage shall be made free of any deductions or withholding (whether in respect of tax or otherwise). If the Chargor is compelled by law to make such deductions, it shall pay such additional amounts as to ensure that the net amount received by the Chargee would be the same as if no such deductions had been made.

12.9	Chargor’s Acknowledgement

The Chargor acknowledges that the signing of this Mortgage shall not affect any rights conferred on the Chargee to demand Phicomm HK, Phicomm Shanghai, the Chargor and the relevant individual who provides guarantee in favour of the Chargee to repurchase the shares in the Chargor and to perform the relevant obligations under the relevant guarantees in accordance with article 6 of the Capital Increase Agreement.

13	Notices
13.1	Giving of notices
(a)	All notices or other communications under or in connection with this Mortgage shall be given in writing and, unless otherwise stated, may be made by facsimile. Any such notice will be deemed to be given as follows:
(i)	if by hand or by post, when delivered; and
(ii)	if by facsimile, when received in legible form.
(b)	However, a notice given in accordance with the above but received on a non-working day or after business hours in the place of receipt will only be deemed to be given on the next working day in that place.
(c)	Notices and other communications under this Mortgage may not be sent by electronic mail over the internet or over any intranet.
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13.2	Addresses for notices

For the purpose of notices and other communications under this Mortgage:

(a)	the address and facsimile number of the Chargor are:
Address:	3666 Sixian Road, Songjiang District, Shanghai, PRC
Facsimile:	+8621 67754018
Attention:	Guoping Gu
(b)	the address and facsimile number of the Chargee are:
Address:	Floor 21, No.2 Financing Tower Jiangbeizui, Jiangbei District, Chongqing
Facsimile:	+8623-63088083
Attention:	Jun Zhang
14	Release

At the end of the Security Period, the Chargee shall take whatever action is necessary to release the Security Assets from this Security.

15	Third party rights
(a)	Subject to paragraph (b), a person who is not a party to this Mortgage has no right under the Third Parties Law to enforce any provision of this Mortgage in its own right.
(b)	A Receiver may enforce any provision of this Mortgage conferring a right on it.
16	Jurisdiction

The parties agree that any disputes, arising under, in connection with and/or in respect to this Mortgage, shall be settled by China International Economic and Trade Arbitration Commission through arbitration and the place of arbitration shall be in Beijing, with three (3) arbitrators appointed.

17	Governing law

This Mortgage is governed by Cayman Islands law.

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The parties have executed this Mortgage on the day and year first above written.

Chargor

Executed and delivered as a deed by	)	/s/ Gu Guoping
The Smart Soho International Limited	)	Gu Guoping
acting by its duly authorised director	)	(Director)

Chargee

Executed and delivered as a deed by	)	/s/ Zhang Jun
Chongqing Liangjiang New Area Strategic Emerging Industries Equity Investment Fund Partnership (Limited Liability Partnership)	) ) ) )	Zhang Jun
acting by its Executive Partner Representative	)	(Executive Partner Representative)